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                             June 2, 2022

       Pamela Taylor
       Chief Counsel, Corporate Secretary
       Sunoco LP
       8111 Westchester Drive Suite 400
       Dallas, Texas 75225

                                                        Re: Sunoco LP
                                                            Registration
Statement on Form S-4
                                                            Filed May 20, 2022
                                                            File No. 333-265113

       Dear Ms. Taylor:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed May 20, 2022

       General

   1. Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your
registration statement until our comments relating to your Form 10-
                                                         K for the fiscal year
ended December 31, 2021 have been resolved.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Pamela Taylor
Sunoco LP
June 2, 2022
Page 2

       Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Kevin Dougherty,
Staff Attorney, at 202-551-3271 with any questions.



                                                          Sincerely,
FirstName LastNamePamela Taylor
                                                          Division of
Corporation Finance
Comapany NameSunoco LP
                                                          Office of Energy &
Transportation
June 2, 2022 Page 2
cc:       Ramey Layne
FirstName LastName